UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Rentrak Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

Paul A. Rosenbaum Rentrak Corporation 7700 NE Ambassador Place Portland, Oregon 97220-1393 Telephone: (503) 284-7581	With a copy to: Roy W. Tucker Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209-4128 (503) 727-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174 10 2
1.	Name of Reporting Person. Paul A. Rosenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 495,976
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 495,976
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 495,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
13.	Percent of Class Represented by Amount in Row (11): 4.5%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

The title of the class of equity securities to which this Schedule 13D (the “Statement”) relates is common stock, $0.001 par value (“Common Stock”), of Rentrak Corporation, an Oregon corporation (the “Company”). The address of the Company’s principal executive offices is 7700 NE Ambassador Place, Portland, Oregon 97220-1393.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is filed by Paul A. Rosenbaum, whose business address is 7700 NE Ambassador Place, Portland, Oregon 97220-1393. Mr. Rosenbaum’s present principal occupation is Chairman of the Board of the Company. The Company is a multi-screen media measurement company serving the entertainment and advertising industries. The Company’s address is set forth in Item 1. Mr. Rosenbaum is a citizen of the United States.

(d)-(e) During the last five years, Mr. Rosenbaum has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Mr. Rosenbaum may acquire or dispose of shares of Common Stock from time to time for personal reasons. Except in the ordinary course of acting in his capacity as Chairman of the Board of the Company, as of the date of this Statement, Mr. Rosenbaum has no present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, other than grants to and exercises of employee stock options held by Mr. Rosenbaum from time to time, or the disposition of securities of the Company, other than by gift undertaken by Mr. Rosenbaum for charitable or tax planning purposes;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Mr. Rosenbaum has sole power to vote and sole power to dispose of 495,976 shares of Common Stock, or 4.5 percent (based on 10,958,740 shares outstanding at November 1, 2010) of the Common Stock, including 240,536 shares subject to employee stock options that are presently exercisable.

(c) Mr. Rosenbaum sold 40,000 shares of Common Stock on December 22, 2010 at a weighted average sales price of $29.5121 per share. Mr. Rosenbaum purchased 71,429 shares of Common Stock on December 1, 2010 pursuant to the exercise of a compensatory stock option at an exercise price of $3.50 per share, and tendered 35,407 of these shares to the Company as payment of withholding taxes associated with the exercise of this stock option.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2011

/s/ Paul A. Rosenbaum
Paul A. Rosenbaum

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